UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

RETAILMENOT, INC.
(Names of Subject Company)

R ACQUISITION SUB, INC.
(Offeror)

A WHOLLY OWNED DIRECT SUBSIDIARY OF
HARLAND CLARKE HOLDINGS CORP.
(Parent of Offeror)
(Names of Filing Persons)

SERIES 1 COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

76132B106
(CUSIP Number of Class of Securities)

Lee Ann Stevenson, Esq.
General Counsel
15955 La Cantera Parkway
San Antonio, Texas 78256
(210) 697-8888
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Adam O. Emmerich, Esq.
DongJu Song, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$602,167,852.63	$69,791.25

*	Estimate for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 48,304,216 shares of Series 1 common stock, par value $0.001 per share (the “Shares”), of RetailMeNot, Inc. (“RetailMeNot”) issued and outstanding, multiplied by the offer price of $11.60 per share (the “Offer Price”); plus (ii) 4,505,073 Shares subject to issuance in respect of service-based restricted stock units multiplied by the Offer Price; plus (iii) 709,424 Shares subject to issuance in respect of performance-based restricted stock units (assuming applicable performance conditions are satisfied at target performance) multiplied by the Offer Price; plus (iv) 1,834,757 Shares subject to issuance upon exercise of outstanding RetailMeNot service-based stock options with an exercise price below the Offer Price, multiplied by (A) the Offer Price minus (B) $6.81, the weighted-average exercise of such service-based stock options; plus (v) 102,100 Shares subject to issuance upon exercise of outstanding RetailMeNot performance-based stock options with an exercise price below the Offer Price (assuming applicable performance conditions are satisfied at target performance) multiplied by (A) the Offer Price minus (B) $6.63, the weighted-average exercise of such performance-based stock options; plus (vi) 132,615 Shares estimated to be issuable pursuant to the RetailMeNot Employee Stock Purchase Plan prior to the closing of the Offer multiplied by the Offer Price; and (vii) 44,528 RetailMeNot restricted stock units estimated to be granted in April 2017 multiplied by the Offer Price; minus (viii) $30 million, representing a portion of the RetailMeNot equity awards that will not be paid at the closing of the transaction but rather will vest over time in accordance with their existing vesting schedule.

The calculation of the filing fee is based on information provided by RetailMeNot as of April 6, 2017.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the Transaction Valuation by 0.0001159.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by R Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned direct subsidiary of Harland Clarke Holdings Corp., a Delaware corporation (“Parent”), for all of the outstanding shares of Series 1 common stock, par value $0.001 per share (“Shares”), of RetailMeNot, Inc., a Delaware corporation (“RetailMeNot”), at a price of $11.60 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated April 24, 2017 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a)      Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

RetailMeNot, Inc.
301 Congress Avenue
Suite 700
Austin, Texas 78701
(512) 777-2970

(b)-(c)  Securities; Trading Market and Price. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference.

INTRODUCTION

THE TENDER OFFER —	Section 6 (“Price Range of Shares; Dividends”)
Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c)  Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER —	Section 8 (“Certain Information Concerning Parent and Purchaser”)

SCHEDULE I — Information Relating to Parent, Purchaser and M&F

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a)      Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)      Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with RetailMeNot”)

(b)      Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER —	Section 10 (“Background of the Offer; Past Contacts or Negotiations with RetailMeNot”)
THE TENDER OFFER —	Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER —	Section 12 (“Purpose of the Offer; Plans for RetailMeNot”)
Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a)      Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for RetailMeNot”)

(c) (1)-(7)  Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER —	Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER —	Section 10 (“Background of the Offer; Past Contacts or Negotiations with RetailMeNot”)
THE TENDER OFFER —	Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER —	Section 12 (“Purpose of the Offer; Plans for RetailMeNot”)
THE TENDER OFFER —	Section 13 (“Certain Effects of the Offer”)
THE TENDER OFFER —	Section 14 (“Dividends and Distributions”)
Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a)      Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER —	Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER —	Section 10 (“Background of the Offer; Past Contacts or Negotiations with RetailMeNot”)

(b)      Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER —	Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER —	Section 10 (“Background of the Offer; Past Contacts or Negotiations with RetailMeNot”)
THE TENDER OFFER —	Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER —	Section 12 (“Purpose of the Offer; Plans for RetailMeNot”)
THE TENDER OFFER —	Section 15 (“Conditions of the Offer”)

(d)      Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER —	Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER —	Section 10 (“Background of the Offer; Past Contacts or Negotiations with RetailMeNot”)
THE TENDER OFFER —	Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER —	Section 15 (“Conditions of the Offer”)

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by RetailMeNot, Inc. with the Securities and Exchange Commission on April 10, 2017.

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a)      Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for RetailMeNot”)

SCHEDULE I — Information Relating to Parent, Purchaser and M&F

(b)      Securities Transactions. None.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a)      Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER —	Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)
THE TENDER OFFER —	Section 10 (“Background of the Offer; Past Contacts or Negotiations with RetailMeNot”)
THE TENDER OFFER —	Section 18 (“Fees and Expenses”)
Item 10.	Financial Statements.

Regulation M-A Item 1010

(a)      Financial Information. Not Applicable.

(b)      Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a)      Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER —	Section 10 (“Background of the Offer; Past Contacts or Negotiations with RetailMeNot”)
THE TENDER OFFER —	Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER —	Section 12 (“Purpose of the Offer; Plans for RetailMeNot”)
THE TENDER OFFER —	Section 13 (“Certain Effects of the Offer”)
THE TENDER OFFER —	Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(b)      Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated April 24, 2017.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)
Joint Press Release issued by Harland Clarke Holdings Corp. and RetailMeNot, Inc. on April 10, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by RetailMeNot, Inc. with the Securities and Exchange Commission on April 10, 2017).

(a)(1)(F)	Summary Advertisement as published in the New York Times on April 24, 2017.
(b)(1)
Amended and Restated Commitment Letter, dated as of April 17, 2017, among Credit Suisse Securities AG, Credit Suisse Securities (USA) LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Citibank, N.A., Citicorp USA, Inc., Citicorp North America, Inc., Macquarie Capital Funding LLC, Macquarie Capital (USA) Inc., Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, Jefferies Finance LLC and Harland Clarke Holdings Corp.

(d)(1)
Agreement and Plan of Merger, dated as of April 10, 2017, by and among Harland Clarke Holdings Corp., R Acquisition Sub, Inc. and RetailMeNot, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by RetailMeNot, Inc. with the Securities and Exchange Commission on April 10, 2017).

(d)(2)	Confidentiality Agreement, dated January 10, 2017, between RetailMeNot, Inc. and Valassis Communications, Inc. (a wholly owned subsidiary of Harland Clarke Holdings Corp.).
(g)	None.
(h)	None.
Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2017

R ACQUISITION SUB, INC.

By:	/s/ Lee Ann Stevenson
Name:	Lee Ann Stevenson
Title:	Senior Vice President, General Counsel and Secretary

HARLAND CLARKE HOLDINGS CORP.

By:	/s/ Lee Ann Stevenson
Name:	Lee Ann Stevenson
Title:	General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated April 24, 2017.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)
Joint Press Release issued by Harland Clarke Holdings Corp. and RetailMeNot, Inc. on April 10, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by RetailMeNot, Inc. with the Securities and Exchange Commission on April 10, 2017).

(a)(1)(F)	Summary Advertisement as published in the New York Times on April 24, 2017.

(b)(1)
Amended and Restated Commitment Letter, dated as of April 17, 2017, among Credit Suisse Securities AG, Credit Suisse Securities (USA) LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Citibank, N.A., Citicorp USA, Inc., Citicorp North America, Inc., Macquarie Capital Funding LLC, Macquarie Capital (USA) Inc., Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, Jefferies Finance LLC and Harland Clarke Holdings Corp.

(d)(1)
Agreement and Plan of Merger, dated as of April 10, 2017, by and among Harland Clarke Holdings Corp., R Acquisition Sub, Inc. and RetailMeNot, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by RetailMeNot, Inc. with the Securities and Exchange Commission on April 10, 2017).

(d)(2)	Confidentiality Agreement, dated January 10, 2017, between RetailMeNot, Inc. and Valassis Communications, Inc., a wholly owned subsidiary of Harland Clarke Holdings Corp.

(g)	None.

(h)	None.